United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Table of Contents:

Press Release	1

Signature Page	14

Press Release
Vale — 3Q09 Production Report
RETURNING TO GROWTH
Rio de Janeiro, October 28, 2009 — Vale S.A. (Vale) showed improving operational performance in the third quarter of 2009, highlighted by the production increase of iron ore (+11.5%), pellets (+87.5%), ferroalloys (+116.5%), bauxite (+15.7%), alumina (+5.5%), potash (+17.4%), kaolin (+8.1%), and metallurgical coal (+64.5%) relative to the levels of 2Q09.
The rise in iron ore and pellet output is particularly important given the underlying expansion of capacity utilization, a very important movement in a highly capital intensive industry where fixed costs are responsible for a major share of operational costs.
After an initial phase of acceleration primarily led by Asian and other emerging economies, the global recovery is in transition towards a broadening base of growth. This has already begun with the recovery spreading to developed economies while the pace of growth in emerging Asia tends to moderate relative to the two-digit marginal rates of expansion seen in 2Q09. One of the most important implications of these developments is that the macroeconomic scenario is laying the ground for a robust and sustainable cycle of growing demand for minerals and metals. As a consequence, we expect to continue to promote increases in capacity utilization simultaneously to the development of our large pipeline of projects in order to deliver substantial capacity expansion in various business segments over the next few years.
FERROUS MINERALS
• Iron ore

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

IRON ORE	85,884	57,696	64,334	238,422	168,891	11.5%	-25.1%	-29.2%
Southeastern System	33,476	22,068	25,528	93,108	64,221	15.7%	-23.7%	-31.0%
Itabira	11,553	8,205	8,939	34,100	23,128	8.9%	-22.6%	-32.2%
Mariana	10,501	6,963	7,834	28,497	21,001	12.5%	-25.4%	-26.3%
Minas Centrais	11,132	6,900	8,482	29,765	19,820	22.9%	-23.8%	-33.4%
Urucum	289	—	273	747	273	n.a.	-5.6%	-63.4%
Southern System	23,025	15,108	15,684	64,863	40,643	3.8%	-31.9%	-37.3%
Minas Itabirito	6,649	5,006	5,403	18,973	12,883	7.9%	-18.7%	-32.1%
Vargem Grande	7,703	5,514	5,697	21,640	15,344	3.3%	-26.0%	-29.1%
Paraopeba	8,673	4,588	4,584	24,249	12,415	-0.1%	-47.1%	-48.8%
Carajás	26,751	20,480	22,941	74,189	63,698	12.0%	-14.2%	-14.1%
Samarco	2,633	40	182	6,262	328	353.5%	-93.1%	-94.8%
Given the end of destocking of iron ore and the recovery of carbon steel production in Brazil, Western Europe, Japan and non-China Asia, the global demand for iron ore has strengthened.
Our iron ore production amounted to 64.3 Mt1,2 in 3Q09, increasing by 11.5% relative to 2Q09. In the first nine months of 2009, it totaled 168.9 Mt, 29.2% lower than 9M08.

[1]	Mt = million metric tons

[2]	Production in 3Q09 was 64.2 Mt under US GAAP

At Carajás, iron ore output was 22.9 Mt, slightly above the level reached in 2Q09. Carajás operating activities are running a little below its nominal annual capacity of 100 Mtpy, as we are prioritizing cost optimization over production volumes. The high-quality low-cost Carajás iron ore represented 35.7% of our total production in 3Q09, against 31.1% in 3Q08.
The future of our iron ore capacity increasingly relies on Carajás. It is one of the richest mineral provinces in the world, with 7.2 billion metric tons of proven and probable reserves and huge resources of the best iron ore, with high iron content and very low impurities. The focus on Carajás is an important move towards maximizing the profitability of our ferrous minerals operations, given the lower operational costs and the price premium over other iron ores arising from its superior value-in-use to the steel industry.
The Southeastern System, which encompasses the Itabira, Mariana, Minas Centrais and Urucum iron ore mining sites, produced 25.5 Mt, 15.7% higher than 2Q09. The Gongo Soco mine, which has a nominal capacity of 6.1 Mtpy and is part of the Minas Centrais complex, resumed operations in July. Urucum also resumed its operations during the quarter. Currently, we are operating all the 13 mines of the Southeastern System.
The Southern System, which comprises Minas Itabirito, Vargem Grande and Paraopeba, produced 15.7 Mt in 3Q09, 3.8% higher than 2Q09. In spite of the output increase, we still keep two of the ten Southern System mines shutdown due to their higher costs.
• Pellets

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

PELLETS	12,748	4,251	7,970	37,095	15,550	87.5%	-37.5%	-58.1%
Tubarão I and II	1,666	1,338	1,311	4,953	3,159	-2.0%	-21.3%	-36.2%
Fábrica	1,091	—	—	3,200	235	n.a.	n.a.	-92.7%
São Luís	1,876	—	—	5,170	3	n.a.	n.a.	n.a.
Vargem Grande	—	222	809	—	1,034	265.3%	n.a.	n.a.
Nibrasco	2,559	1,141	2,404	6,857	3,641	110.7%	-6.1%	-46.9%
Kobrasco	1,281	—	—	3,810	889	n.a.	n.a.	-76.7%
Hispanobras	581	—	125	1,729	125	n.a.	-78.5%	-92.8%
Itabrasco	1,040	—	656	2,937	656	n.a.	-37.0%	-77.7%
Samarco	2,654	1,551	2,665	6,534	5,364	71.9%	0.4%	-17.9%
Our total production reached 8.0 Mt1 against 4.3 Mt in 2Q09, increasing 87.5% qoq. In 3Q09, we produced 5.2 Mt of blast furnace pellets and 2.8 Mt of direct reduction pellets.
The end of destocking, rising carbon steel output and lower prices led to a stronger than expected demand recovery for pellets at this stage of the cycle. To meet client demand, the Itabrasco and Hispanobras plants, at Tubarão, resumed operations in July and August, respectively. Our joint venture Samarco was operating its three plants by the end of quarter and the Kobrasco plant resumed operations in mid-October. Therefore, currently there are eleven plants in operation in Brazil and only the wholly-owned Fábrica (4.5 Mtpy) and São Luis (7.0 Mtpy) are still shutdown, reflecting a significant change relatively to the situation prevailing in the first quarter of the year.
Our newest plant, Vargem Grande (VGR), whose nominal capacity is 7 Mtpy, started the ramp up at the end of 1Q09 and produced 809,000 metric tons in 3Q09, versus 220,000 t in 2Q09. VGR is located in the Southern System, near Nova Lima, in the Brazilian state of Minas Gerais.

[1]	Production in 3Q09 was 5.2 Mt under US GAAP

• Manganese ore and ferroalloys

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

MANGANESE ORE	694	550	449	1,892	1,112	-18.2%	-35.2%	-41.2%
Azul	561	448	378	1,611	869	-15.8%	-32.7%	-46.0%
Urucum	75	56	41	188	137	-26.5%	-45.2%	-27.3%
Other mines	58	45	31	93	105	-32.2%	-47.0%	13.6%

FERROALLOYS	130	27	59	391	135	116.5%	-54.5%	-65.5%
Brazil	78	8	24	229	65	211.5%	-69.6%	-71.5%
Dunkerque	16	—	10	55	10	n.a.	-40.3%	-82.2%
Mo I Rana	30	20	26	91	60	30.1%	-14.9%	-33.9%
Urucum	5	—	—	16	—	n.a.	n.a.	n.a.
Manganese ore production reached 449,000 metric tons (t) in 3Q09, decreasing 18.2% relative to the 550,000 t produced in 2Q09. The Azul mine, our largest manganese mine, was stopped temporarily for preventive and structure maintenance during July.
Ferroalloy output increased to 59,300 t from 27,400 t in 2Q09. In 3Q09 we produced 34,200 t of ferrosilicon manganese alloys (FeSiMn), 21,500 t of high-carbon manganese alloys (FeMnAc) and 3,600 t of medium-carbon manganese alloys (FeMnMC).
In 3Q09, we kept three of the four ferroalloy plants in Brazil running. Our operations in Dunkerque, France, resumed production after the stoppage for electric furnace maintenance. Thus, the higher rate of capacity utilization in both operations has contributed to a quarter-on-quarter increase of 26,000 t ferroalloy output.
The ferroalloy plant in Mo I Rana, Norway, also showed better performance, producing 26,000 t in 3Q09, against 20,000 t in 2Q09.

NON-FERROUS MINERALS
• Nickel

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

NICKEL[1]	72	59	33	202	157	-44.7%	-54.9%	-22.4%
Sudbury	18	15	5	56	42	-66.8%	-73.5%	-25.6%
Thompson	8	8	5	21	19	-45.3%	-40.3%	-10.5%
Voisey’s Bay	22	16	3	58	36	-82.5%	-87.5%	-38.5%
Sorowako	19	18	20	54	54	9.0%	5.5%	1.0%
Others*	5	2	—	12	6	-81.7%	-93.6%	-54.4%

*	External feed purchased from third parties and processed into finished nickel in our operations
The Copper Cliff North mine at Sudbury and the Birchtree mine in Thompson have once again been recognized for safety excellence. For the third year in a row, CC North received the Canadian National John T. Ryan trophy, as the safest metal mine in the country, reaching over 2.3 million hours of work without a disabling injury. Birchtree received a regional John T. Ryan trophy as the safest mine in the Prairies, Northwest Territories and Nunavut region.
Total finished nickel production was 32,700 t in 3Q09, down from 59,000 t in 2Q09. The decrease relative to 2Q09 is chiefly due to the strikes at the Sudbury and Voisey’s Bay sites in Canada that began in July and August, 2009, respectively, after the union rejected the company’s settlement proposal for a new three-year collective bargaining agreement.
Our proposal aims to provide the right incentives for labor productivity growth. The goal is to enhance the foundations of our long-term competitiveness in the nickel business. We strongly believe that this is the way to maintain sustainable value creation for our shareholders, and to keep providing sustainable benefits for other stakeholders, in particular for our employees, the communities where we operate and society at large.
In the first nine months of the year our production reached 157,000 t against 202,000 t in the same period of 2008.
Finished nickel production using Sudbury ore-source, was 4,900 t in 3Q09, down 9,800 t from 2Q09.
Production at Thompson, in the province of Manitoba, was 4,600 t in 3Q09, down 3,700 t from 2Q09. Thompson was shutdown in August for previously scheduled regular maintenance. In addition, the re-start of operations was slowed by problems in the power delivery to the processing mill and refinery.
Finished nickel production from Voisey’s Bay feed was 2,700 t in 3Q09, against 15,700 t in 2Q09 and 21,900 t in 3Q08.
Finished nickel production sourced from Sorowako matte amounted to 20,200 t in 3Q09, rising 9.0% relative to the 18,500 t produced in 2Q09. The quarter-on-quarter increase is mainly explained by the use of in-process matte inventory at our Matsuzaka refinery, in Japan.

[1]
The figures shown for finished nickel production do not include the quantities produced from nickel concentrates purchased from other companies and processed externally under tolling arrangements. These volumes were 1,400 t in 3Q08, 1,800 t in 2Q09 and zero in 3Q09.

Figures for our operations at Sudbury and Thompson include only the production from feed originating from our own mines. They exclude any concentrates purchased from third parties, which are subsequently processed in our operations.

• Bauxite

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

BAUXITE	3,198	2,854	3,303	8,087	9,142	15.7%	3.3%	13.0%
Trombetas	1,883	1,418	1,600	5,245	4,520	12.9%	-15.0%	-13.8%
Paragominas	1,316	1,436	1,703	2,842	4,623	18.6%	29.4%	62.7%
In 3Q09 our bauxite production amounted to 3.3 Mt, 15.7% higher than 2Q09 and 3.3% above the volume for 3Q08.
The Paragominas bauxite mine produced 1.7 Mt in 3Q09, an all-time high figure, up 18.6% against 2Q09, due to the improvement in the productivity of the second plant.
Paragominas is linked to the Alunorte alumina refinery by the first bauxite pipeline in the world. The mine is operating at 69% of its nominal capacity, as since the onset of the operations its product has presented smaller granules than expected, causing underperformance. To eliminate this problem at the refinery plant we have ordered additional filters. The employment of these filters is expected to allow the operation of Paragominas to run at its nominal capacity of 9.9 Mtpy from 1H10 onwards.
Vale’s attributable production at Trombetas amounted to 1.6 Mt, up 12.9% quarter-over-quarter.
• Alumina

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

ALUMINA	1,309	1,436	1,515	3,431	4,433	5.5%	15.7%	29.2%
Alunorte	1,309	1,436	1,515	3,431	4,433	5.5%	15.7%	29.2%
The production of alumina at the Barcarena refinery totaled 1.5 Mt in 3Q09, the second largest quarterly output in our history. It has increased 5.5% on a quarter-on-quarter basis, and it was close to the refinery nominal capacity of 6.26 million metric tons per year.
• Aluminum

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

ALUMINUM	140	113	113	407	347	0.3%	-19.1%	-14.8%
Albras	115	113	113	340	338	0.3%	-1.9%	-0.7%
Valesul	25	—	—	67	9	n.a.	n.a.	n.a.
Aluminum production was 113,000 t in 3Q09, the same level reached in 2Q09, as the Albras smelter is running near its nominal capacity of 455,000 tpy.
As previously mentioned, Valesul has ceased its aluminum smelting operations, becoming a producer of billets for extrusion, using purchased aluminum ingots and scrap as its main raw materials as from April 1st, 2009. Its production of billets was 8,800 t in 3Q09.

• Copper

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

COPPER	80	61	31	230	166	-49.2%	-61.2%	-28.1%
Sossego	33	29	31	93	89	6.5%	-6.0%	-4.2%
Sudbury	31	14	—	87	39	-96.9%	-98.6%	-54.8%
Thompson	—	1	—	1	1	-82.7%	-64.8%	-14.2%
Voisey’s Bay	13	11	—	39	24	-103.0%	-102.6%	-39.0%
Others	3	6	—	9	12	-99.7%	-99.5%	31.8%
Vale’s copper production in 3Q09 was 31,000 t, with a decrease of 49.2% compared to 2Q09, which is explained by the strikes at the Sudbury and Voisey’s Bay operations. In 2008, both operations combined represented 55% of our total copper production.
Production of copper in concentrates by the Sossego mine at Carajás was 31,000 t in 3Q09 against 29,000 t in 2Q09.
• Nickel by-products

						% Change	% Change	% Change
	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

COBALT (tons)	750	632	97	2,036	1,442	-84.6%	-87.0%	-29.2%
Sudbury	210	172	2	511	359	-99.1%	-99.3%	-29.7%
Thompson	44	48	31	146	111	-35.7%	-29.5%	-24.0%
Voisey’s Bay	447	394	64	1,226	908	-83.6%	-85.6%	-25.9%
Others	50	17	1	153	64	-97.0%	-99.0%	-58.5%

PLATINUM (000’ oz troy)	44	47	16	123	102	-66.4%	-64.5%	-17.3%
Sudbury	44	47	16	123	102	-66.4%	-64.5%	-17.3%

PALLADIUM (000’ oz troy)	66	68	27	169	148	-60.5%	-59.5%	-12.5%
Sudbury	66	68	27	169	148	-60.5%	-59.5%	-12.5%

GOLD (000’ oz troy)	24	19	4	65	47	-81.4%	-85.1%	-27.7%
Sudbury	24	19	4	65	47	-81.4%	-85.1%	-27.7%

SILVER (000’ oz troy)	650	504	20	1,734	1,219	-96.1%	-97.0%	-29.7%
Sudbury	650	504	20	1,734	1,219	-96.1%	-97.0%	-29.7%
In 3Q09, cobalt production reached only 97 metric tons, an 84.6% quarter-on-quarter decrease, due to the strikes at the Sudbury, Port Colborne and Voisey’s Bay operations.
Volumes of platinum and palladium produced by the Acton refinery, in the United Kingdom, were also impacted by the strike at the Sudbury operations, whose ores are an important source of feed for Acton.

• Potash

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

POTASH	172	159	186	505	531	17.2%	8.3%	5.1%
Taquari-Vassouras	172	159	186	505	531	17.2%	8.3%	5.1%
Production at Taquari-Vassouras in 3Q09 was 186,000 t, 17.2% higher than 2Q09. The rise in output is explained by the better use of the assets in the mine due to improvements in the infrastructure, maintenance and operations.
In 9M09, production increased 5.1%, reaching 531,000 t against 505,000 t in 9M08.
• Kaolin

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

KAOLIN	314	194	210	898	542	8.1%	-33.2%	-39.7%
PPSA	136	93	83	429	233	-10.7%	-38.9%	-45.7%
Cadam	178	101	126	470	309	25.6%	-28.8%	-34.3%
In 3Q09 kaolin production reached 210,000 t, increasing 8.1% relatively to 2Q09, when it was recorded at 194,000 t, responding to stronger demand from Asia.
CADAM, which is responsible for serving the Asian market, expanded production to 126,000 t, in a 25.6% increase vis-à-vis 2Q09. On the other hand, PPSA, which produces products destined to other markets where demand remains weak, delivered 83,000 t in 3Q09, 10.7% lower than the 2Q09.

COAL
• Coal

						% Change	% Change	% Change
000’ metric tons	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

METALLURGICAL COAL	686	513	844	2,104	1,869	64.5%	23.0%	-11.2%
Integra Coal	448	224	456	1,307	986	103.7%	1.8%	-24.5%
Carborough Downs	76	134	127	304	359	-5.6%	67.2%	18.4%
Broadlea	60	57	114	204	227	101.1%	89.8%	11.3%
Others	103	98	148	290	296	49.9%	43.6%	1.9%

THERMAL COAL	362	989	858	899	2,285	-13.3%	137.2%	154.1%
El Hatillo	—	460	315	—	775	-31.6%	n.a.	n.a.
Integra Coal	116	194	147	373	599	-24.0%	26.8%	60.3%
Broadlea	209	153	209	432	470	36.5%	-0.1%	8.9%
Others	37	182	187	94	442	2.5%	410.6%	368.8%
Vale’s total coal production reached a record of 1.7 Mt in 3Q09. It was comprised of 844,000 t of metallurgical coal and 858,000 t of thermal coal. Output of metallurgical coal has increased 64.5% on a qoq basis while thermal coal volumes dropped 13.3%.
Production of metallurgical coal at Integra Coal, located in the state of New South Wales, Australia, was up 103.7% in 3Q09 compared with 2Q09. At the same time, its thermal coal output was 24.0% lower, as mining was concentrated on a section with a higher proportion of metallurgical coal during the quarter.
The recently acquired thermal coal mine of El Hatillo produced 315,000 t against 460,000 in the previous quarter. We have decided on a temporary production cutback at El Hatillo to adjust it to the shipment program, given the weak demand for thermal coal in the Atlantic. El Hatillo is an open pit coal mine located in the Cesar Department, a major Colombian coal producing region.
Combined total production at Carborough Downs and Broadlea, in the state of Queensland, Australia, reached 449,000 t in 3Q09, 30.7% above 2Q09. Carborough Downs is an underground mine which is currently implementing a longwall operation to make feasible a capacity increase to 4.4 Mt per year. Broadlea is a small open pit mine which shares a coal handling preparation plant (CHPP) with Carborough Downs and acts a support to it. The joint production of Broadlea and Carborough Downs is transported through the Goonyella rail corridor, connecting the mines of Central Queensland’s Bowen Basin to the Dalrymple Bay Coal Terminal.

Vale Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

IRON ORE	83,252	57,656	64,153	232,160	168,562	11.3%	-22.9%	-27.4%
Southeastern System	33,476	22,068	25,528	93,108	64,221	15.7%	-23.7%	-31.0%
Itabira	11,553	8,205	8,939	34,100	23,128	8.9%	-22.6%	-32.2%
Mariana	10,501	6,963	7,834	28,497	21,001	12.5%	-25.4%	-26.3%
Minas Centrais	11,132	6,900	8,482	29,765	19,820	22.9%	-23.8%	-33.4%
Urucum	289	—	273	747	273	n.a.	-5.6%	-63.4%
Southern System	23,025	15,108	15,684	64,863	40,643	3.8%	-31.9%	-37.3%
Minas Itabirito	6,649	5,006	5,403	18,973	12,883	7.9%	-18.7%	-32.1%
Vargem Grande	7,703	5,514	5,697	21,640	15,344	3.3%	-26.0%	-29.1%
Paraopeba	8,673	4,588	4,584	24,249	12,415	-0.1%	-47.1%	-48.8%
Carajás	26,751	20,480	22,941	74,189	63,698	12.0%	-14.2%	-14.1%

PELLETS	9,514	2,700	5,180	26,927	9,616	91.8%	-45.6%	-64.3%
Tubarão I and II	1,666	1,338	1,311	4,953	3,159	-2.0%	-21.3%	-36.2%
Fábrica	1,091	—	—	3,200	235	n.a.	n.a.	-92.7%
São Luís	1,876	—	—	5,170	3	n.a.	n.a.	n.a.
Vargem Grande	—	222	809	—	1,034	265.3%	n.a.	n.a.
Nibrasco	2,559	1,141	2,404	6,857	3,641	110.7%	-6.1%	-46.9%
Kobrasco	1,281	—	—	3,810	889	n.a.	n.a.	-76.7%
Itabrasco	1,040	—	656	2,937	656	n.a.	-37.0%	-77.7%

MANGANESE ORE	694	550	449	1,892	1,112	-18.2%	-35.2%	-41.2%
Azul	561	448	378	1,611	869	-15.8%	-32.7%	-46.0%
Urucum	75	56	41	188	137	-26.5%	-45.2%	-27.3%
Other mines	58	45	31	93	105	-32.2%	-47.0%	13.6%

FERROALLOYS	130	27	59	391	135	116.5%	-54.5%	-65.5%
Brazil	78	8	24	229	65	211.5%	-69.6%	-71.5%
Dunkerque	16	—	10	55	10	n.a.	-40.3%	-82.2%
Mo I Rana	30	20	26	91	60	30.1%	-14.9%	-33.9%
Urucum	5	—	—	16	—	n.a.	n.a.	n.a.

NICKEL	72	59	33	202	157	-44.7%	-54.9%	-22.4%
Sudbury	18	15	5	56	42	-66.8%	-73.5%	-25.6%
Thompson	8	8	5	21	19	-45.3%	-40.3%	-10.5%
Voisey’s Bay	22	16	3	58	36	-82.5%	-87.5%	-38.5%
Sorowako	19	18	20	54	54	9.0%	5.5%	1.0%
Others **	5	2	—	12	6	-81.7%	-93.6%	-54.4%

COPPER	80	61	31	230	166	-49.2%	-61.2%	-28.1%
Sossego	33	29	31	93	89	6.5%	-6.0%	-4.2%
Sudbury	31	14	—	87	39	-96.9%	-98.6%	-54.8%
Thompson	—	1	—	1	1	-82.7%	-64.8%	-14.2%
Voisey’s Bay	13	11	—	39	24	-103.0%	-102.6%	-39.0%
Others	3	6	—	9	12	-99.7%	-99.5%	31.8%

BAUXITE	1,316	1,436	1,703	2,842	4,623	18.6%	29.4%	62.7%
Paragominas	1,316	1,436	1,703	2,842	4,623	18.6%	29.4%	62.7%

ALUMINA	1,309	1,436	1,515	3,431	4,433	5.5%	15.7%	29.2%
Alunorte	1,309	1,436	1,515	3,431	4,433	5.5%	15.7%	29.2%

ALUMINUM	140	113	113	407	347	0.3%	-19.1%	-14.8%
Albras	115	113	113	340	338	0.3%	-1.9%	-0.7%
Valesul	25	—	—	67	9	n.a.	n.a.	n.a.

Vale Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

METALLURGICAL COAL	686	513	844	2,104	1,869	64.5%	23.0%	-11.2%
Integra Coal	448	224	456	1,307	986	103.7%	1.8%	-24.5%
Carborough Downs	76	134	127	304	359	-5.6%	67.2%	18.4%
Broadlea	60	57	114	204	227	101.1%	89.8%	11.3%
Others	103	98	148	290	296	49.9%	43.6%	1.9%

THERMAL COAL	362	989	858	899	2,285	-13.3%	137.2%	154.1%
El Hatillo	—	460	315	—	775	-31.6%	n.a.	n.a.
Integra Coal	116	194	147	373	599	-24.0%	26.8%	60.3%
Broadlea	209	153	209	432	470	36.5%	-0.1%	8.9%
Others	37	182	187	94	442	2.5%	410.6%	368.8%

COBALT (tons)	750	632	97	2,036	1,442	-84.6%	-87.0%	-29.2%
Sudbury	210	172	2	511	359	-99.1%	-99.3%	-29.7%
Thompson	44	48	31	146	111	-35.7%	-29.5%	-24.0%
Voisey’s Bay	447	394	64	1,226	908	-83.6%	-85.6%	-25.9%
Others	50	17	1	153	64	-97.0%	-99.0%	-58.5%

PLATINUM (000’ oz troy)	44	47	16	123	102	-66.4%	-64.5%	-17.3%
Sudbury	44	47	16	123	102	-66.4%	-64.5%	-17.3%

PALLADIUM (000’ oz troy)	66	68	27	169	148	-60.5%	-59.5%	-12.5%
Sudbury	66	68	27	169	148	-60.5%	-59.5%	-12.5%

GOLD (000’ oz troy)	24	19	4	65	47	-81.4%	-85.1%	-27.7%
Sudbury	24	19	4	65	47	-81.4%	-85.1%	-27.7%

SILVER (000’ oz troy)	650	504	20	1,734	1,219	-96.1%	-97.0%	-29.7%
Sudbury	650	504	20	1,734	1,219	-96.1%	-97.0%	-29.7%

POTASH	172	159	186	505	531	17.2%	8.3%	5.1%
Taquari-Vassouras	172	159	186	505	531	17.2%	8.3%	5.1%

KAOLIN	314	194	210	898	542	8.1%	-33.2%	-39.7%
PPSA	136	93	83	429	233	-10.7%	-38.9%	-45.7%
Cadam	178	101	126	470	309	25.6%	-28.8%	-34.3%

*	Under US GAAP, Vale consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control

**	The nickel concentrate is purchased from third-parties and processed by Vale Inco

Vale Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

IRON ORE	85,884	57,696	64,334	238,422	168,891	11.5%	-25.1%	-29.2%
Southeastern System	33,476	22,068	25,528	93,108	64,221	15.7%	-23.7%	-31.0%
Itabira	11,553	8,205	8,939	34,100	23,128	8.9%	-22.6%	-32.2%
Mariana	10,501	6,963	7,834	28,497	21,001	12.5%	-25.4%	-26.3%
Minas Centrais	11,132	6,900	8,482	29,765	19,820	22.9%	-23.8%	-33.4%
Urucum	289	—	273	747	273	n.a.	-5.6%	-63.4%
Southern System	23,025	15,108	15,684	64,863	40,643	3.8%	-31.9%	-37.3%
Minas Itabirito	6,649	5,006	5,403	18,973	12,883	7.9%	-18.7%	-32.1%
Vargem Grande	7,703	5,514	5,697	21,640	15,344	3.3%	-26.0%	-29.1%
Paraopeba	8,673	4,588	4,584	24,249	12,415	-0.1%	-47.1%	-48.8%
Carajás	26,751	20,480	22,941	74,189	63,698	12.0%	-14.2%	-14.1%
Samarco	2,633	40	182	6,262	328	353.5%	-93.1%	-94.8%

PELLETS	12,748	4,251	7,970	37,095	15,550	87.5%	-37.5%	-58.1%
Tubarão I and II	1,666	1,338	1,311	4,953	3,159	-2.0%	-21.3%	-36.2%
Fábrica	1,091	—	—	3,200	235	n.a.	n.a.	-92.7%
São Luís	1,876	—	—	5,170	3	n.a.	n.a.	n.a.
Vargem Grande	—	222	809	—	1,034	265.3%	n.a.	n.a.
Nibrasco	2,559	1,141	2,404	6,857	3,641	110.7%	-6.1%	-46.9%
Kobrasco	1,281	—	—	3,810	889	n.a.	n.a.	-76.7%
Hispanobras	581	—	125	1,729	125	n.a.	-78.5%	-92.8%
Itabrasco	1,040	—	656	2,937	656	n.a.	-37.0%	-77.7%
Samarco	2,654	1,551	2,665	6,534	5,364	71.9%	0.4%	-17.9%

MANGANESE ORE	694	550	449	1,892	1,112	-18.2%	-35.2%	-41.2%
Azul	561	448	378	1,611	869	-15.8%	-32.7%	-46.0%
Urucum	75	56	41	188	137	-26.5%	-45.2%	-27.3%
Other mines	58	45	31	93	105	-32.2%	-47.0%	13.6%

FERROALLOYS	130	27	59	391	135	116.5%	-54.5%	-65.5%
Brazil	78	8	24	229	65	211.5%	-69.6%	-71.5%
Dunkerque	16	—	10	55	10	n.a.	-40.3%	-82.2%
Mo I Rana	30	20	26	91	60	30.1%	-14.9%	-33.9%
Urucum	5	—	—	16	—	n.a.	n.a.	n.a.

NICKEL	72	59	33	202	157	-44.7%	-54.9%	-22.4%
Sudbury	18	15	5	56	42	-66.8%	-73.5%	-25.6%
Thompson	8	8	5	21	19	-45.3%	-40.3%	-10.5%
Voisey’s Bay	22	16	3	58	36	-82.5%	-87.5%	-38.5%
Sorowako	19	18	20	54	54	9.0%	5.5%	1.0%
Others	5	2	—	12	6	-81.7%	-93.6%	-54.4%

COPPER	80	61	31	230	166	-49.2%	-61.2%	-28.1%
Sossego	33	29	31	93	89	6.5%	-6.0%	-4.2%
Sudbury	31	14	—	87	39	-96.9%	-98.6%	-54.8%
Thompson	—	1	—	1	1	-82.7%	-64.8%	-14.2%
Voisey’s Bay	13	11	—	39	24	-103.0%	-102.6%	-39.0%
Others	3	6	—	9	12	-99.7%	-99.5%	31.8%

Vale Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	3Q08	2Q09	3Q09	9M08	9M09	3Q09/2Q09	3Q09/3Q08	9M09/9M08

BAUXITE	3,198	2,854	3,303	8,087	9,142	15.7%	3.3%	13.0%
Trombetas	1,883	1,418	1,600	5,245	4,520	12.9%	-15.0%	-13.8%
Paragominas	1,316	1,436	1,703	2,842	4,623	18.6%	29.4%	62.7%

ALUMINA	1,309	1,436	1,515	3,431	4,433	5.5%	15.7%	29.2%
Alunorte	1,309	1,436	1,515	3,431	4,433	5.5%	15.7%	29.2%

ALUMINUM	140	113	113	407	347	0.3%	-19.1%	-14.8%
Albras	115	113	113	340	338	0.3%	-1.9%	-0.7%
Valesul	25	—	—	67	9	n.a.	n.a.	n.a.

METALLURGICAL COAL	686	513	844	2,104	1,869	64.5%	23.0%	-11.2%
Integra Coal	448	224	456	1,307	986	103.7%	1.8%	-24.5%
Broadlea	60	57	114	204	227	101.1%	89.8%	11.3%
Carborough Downs	76	134	127	304	359	-5.6%	67.2%	18.4%
Other	103	98	148	290	296	49.9%	43.6%	1.9%

THERMAL COAL	362	989	858	899	2,285	-13.3%	137.2%	154.1%
El Hatillo	—	460	315	—	775	-31.6%	n.a.	n.a.
Integra Coal	116	194	147	373	599	-24.0%	26.8%	60.3%
Broadlea	209	153	209	432	470	36.5%	-0.1%	8.9%
Others	37	182	187	94	442	2.5%	410.6%	368.8%

COBALT (tons)	750	632	97	2,036	1,442	-84.6%	-87.0%	-29.2%
Sudbury	210	172	2	511	359	-99.1%	-99.3%	-29.7%
Thompson	44	48	31	146	111	-35.7%	-29.5%	-24.0%
Voisey’s Bay	447	394	64	1,226	908	-83.6%	-85.6%	-25.9%
Others	50	17	1	153	64	-97.0%	-99.0%	-58.5%

PLATINUM (000’ oz troy)	44	47	16	123	102	-66.4%	-64.5%	-17.3%
Sudbury	44	47	16	123	102	-66.4%	-64.5%	-17.3%

PALLADIUM (000’ oz troy)	66	68	27	169	148	-60.5%	-59.5%	-12.5%
Sudbury	66	68	27	169	148	-60.5%	-59.5%	-12.5%

GOLD (000’ oz troy)	24	19	4	65	47	-81.4%	-85.1%	-27.7%
Sudbury	24	19	4	65	47	-81.4%	-85.1%	-27.7%

SILVER (000’ oz troy)	650	504	20	1,734	1,219	-96.1%	-97.0%	-29.7%
Sudbury	650	504	20	1,734	1,219	-96.1%	-97.0%	-29.7%

POTASH	172	159	186	505	531	17.2%	8.3%	5.1%
Taquari-Vassouras	172	159	186	505	531	17.2%	8.3%	5.1%

KAOLIN	314	194	210	898	542	8.1%	-33.2%	-39.7%
PPSA	136	93	83	429	233	-10.7%	-38.9%	-45.7%
Cadam	178	101	126	470	309	25.6%	-28.8%	-34.3%

*	1) Under Consolidated BR GAAP, Vale consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

2) For the companies in which Vale has shared control (Samarco, Hispanobras and MRN), consolidation is proportional to Vale’s stake in the company.

3) The production volumes of companies in which Vale has minority interests are not consolidated.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patrícia Calazans: patrícia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) factors of high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 28, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations